UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-12929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 CommScope Place SE

Hickory, North Carolina 28602

(Address of principal executive offices)

(Zip Code)

(828) 324-2200

(Registrant’s telephone number, including area code)

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

CommScope, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina

June 10, 2010

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Investments, at fair value:
Participant-directed investments	$493,846,792	$385,579,898
Wrap contracts	—	54,647

Total investments, at fair value	493,846,792	385,634,545

Receivables:
Employer contributions	21,767	232,624
Participant contributions	27,844	240,059
Due from broker (Note 1)	877,746	—
Due from Andrew Plan trustee (Note 1)	—	210,571,133

Total receivables	927,357	211,043,816

Total assets	494,774,149	596,678,361

Liabilities:
Due to Vanguard Fiduciary Trust Company (Note 1)	—	(208,210,629)

Net assets available for benefits, at fair value	494,774,149	388,467,732

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,960,616	5,287,391

Net assets available for benefits	$496,734,765	$393,755,123

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions:
Investment income (loss):
Interest and dividend income	$9,039,996	$6,567,409
Net appreciation (depreciation) in fair value of investments	95,267,197	(83,964,493)

Total investment income (loss)	104,307,193	(77,397,084)

Contributions:
Employer	17,343,972	10,942,526
Participant	21,085,565	12,676,191
Participant rollovers	899,244	856,757

Total contributions	39,328,781	24,475,474

Transfer from Andrew Plan (Note 1)	—	210,571,133

Total additions	143,635,974	157,649,523

Deductions:
Benefits paid to participants	(40,462,752)	(11,521,009)
Administrative expenses	(193,580)	(11,880)

Total deductions	(40,656,332)	(11,532,889)

Net increase	102,979,642	146,116,634

Net assets available for benefits:
Beginning of year	393,755,123	247,638,489

End of year	$496,734,765	$393,755,123

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. (the Company) and subsidiaries that have adopted the Plan with the consent of the Company. Employees who are covered by a collective bargaining agreement that does not provide for their coverage in the Plan are not eligible to participate in the Plan. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (Vanguard) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Merger—Effective December 31, 2008, the Andrew Profit Sharing Trust (the Andrew Plan) was merged into the Plan. As a result of the merger, assets of $210,571,133 were transferred from the Andrew Plan to the Plan. As an administrative convenience, Vanguard and the Company entered into an agreement that allowed Vanguard to purchase investments in the appropriate funds on behalf of the Plan as of December 31, 2008, with the understanding Vanguard would receive the funds from the Andrew Plan trustee on January 2, 2009. As a result of this agreement, the Plan had a payable to Vanguard for $208,210,629 and a receivable from the Andrew Plan trustee for $210,571,133 at December 31, 2008. The assets from the Andrew Plan trustee were received at Vanguard on January 2, 2009.

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Prior to January 1, 2009, a participant’s compensation was automatically reduced by 2% and that amount was contributed to the Plan for the benefit of the participant, unless the participant made an affirmative election otherwise. Effective January 1, 2009, each participant’s compensation is automatically reduced by 4% and that amount is contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise. Also effective January 1, 2009, participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (participant rollovers).

The Company contributes 2% of base compensation for all eligible employees (Non-Discretionary Contributions) and matches 100% of the first 4% of compensation that a participant contributes to the Plan (Matching Contributions). Effective April 1, 2009, the Plan was amended to allow the Company to make up to 100% of the Company’s Non-Discretionary Contributions and Matching Contributions in shares of Company stock instead of cash. Participants may choose to liquidate all or a portion of their account attributable to shares of Company stock into one or more of the available investment options offered under the Plan, subject to insider trading restrictions. On May 1, 2009, the Company began making 100% of its Non-Discretionary Contributions and Matching Contributions in shares of Company stock. The fair value of Company stock contributed to the Plan by the Company in 2009 was $10.8 million.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s Non-Discretionary Contributions and the Company’s Matching Contributions, as well as related plan earnings. Participant accounts are charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Non-Discretionary Contributions are automatically invested in the CommScope Stock Fund. Prior to May 1, 2009, half of the Matching Contributions were automatically invested in the CommScope Stock Fund and the other half of the Matching Contributions followed the participant’s investment elections. Effective May 1, 2009, all of the Matching Contributions are automatically invested in the CommScope Stock Fund. These funds may be transferred by the participant at any time thereafter to any other investment option in the Plan, subject to insider trading restrictions. The Plan currently offers mutual funds, a money market fund, a stable value fund, a participant-directed brokerage account and the CommScope stock fund as investment options for participants. The participant-directed brokerage account is available only to former participants in the Andrew Plan who had amounts invested in the brokerage account prior to the Plan merger. Effective December 31, 2009, the participant-directed brokerage account is no longer offered as an investment option. All remaining balances in the brokerage account will be liquidated and invested in a Vanguard Target Retirement fund based on each participant’s age. Sales of investments in the participant-directed brokerage account that had not settled as of December 31, 2009 are shown as due from broker on the Statements of Net Assets Available for Benefits.

Vesting—Participants are immediately vested in all participant contributions and related earnings in their accounts. They are immediately vested in all Company contributions and related earnings in their accounts except as follows:

•	Former participants in the Andrew Plan who have not completed one hour of service on or after December 31, 2008 are subject to the vesting schedule provided in the Andrew Plan.

•	All other participants are vested in all Company contributions and related earnings in their accounts provided they have completed one hour of service on or after January 1, 2006.

Forfeitures—At December 31, 2009 and 2008, forfeited non-vested accounts totaled $207,392 and $51,378, respectively. At December 31, 2009 and 2008, non-vested accounts that have not yet been forfeited totaled $509,508 and $624,842, respectively. During both 2009 and 2008, no forfeitures were used to reduce employer contributions.

Participant Loans—Participants may borrow from their accounts up to $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates at the time funds are borrowed. The interest rates ranged from 4% to 13% at December 31, 2009. Principal and interest are paid ratably through payroll deductions. The maximum term for a general purpose loan is five years and the maximum term for a principal residence loan is 15 years.

Payment of Benefits—Withdrawals from participant accounts are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a lump sum in cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Statements of Net Assets Available for Benefits present the fair values of investment contracts as well as adjustments for fully benefit-responsive investment contracts from fair value to contract value. The contract value of a fully benefit-responsive investment is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. See Note 4 for further discussion of the fully benefit-responsive contracts.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, a stable value fund, participant-directed brokerage accounts and the CommScope stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments included in the participant-directed brokerage accounts are valued at quoted market prices, which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money market reserves). Participant loans are valued at cost plus accrued interest, which approximates fair value.

The CommScope Stable Value Fund, which is a blended fund primarily invested in synthetic guaranteed investment contracts and traditional investment contracts, is comprised of the following:

•	JPMCB Intermediate Bond Fund, a commingled fund

•	JPMCB Liquidity Fund, a commingled fund

•	Wrap contracts

•	Vanguard Retirement Savings Trust, a collective investment trust fund

•	Vanguard Prime Money Market Fund, a money market fund

•	U.S. Treasury Notes

The fair value of the commingled funds is based on the fair value of the underlying investments. The fair value of the wrap contracts is determined by applying a discount rate to the difference between the actual rate and current market rates for contract level wrap fees. The discount rate used is based on the prevailing interpolated swap rate as of period end. The Vanguard Retirement Savings Trust invests in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily investment contracts that are issued by insurance companies and commercial banks and contracts that are backed by bond trusts. Shares of the Vanguard Prime Money Market Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. U.S. Treasury Notes are valued at market price plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the CommScope Stable Value Fund at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses (as reflected on the Statements of Changes in Net Assets Available for Benefits) are borne by participants who elect or require services such as personalized asset management advice, participant loans or qualified domestic relations orders. All other administrative expenses of the Plan are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

3.	INVESTMENTS

A summary of the Plan’s investments at December 31, 2009 and 2008 is as follows:

	2009
	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Mutual funds	$356,228,134	$—	$—
CommScope Stable Value Fund:
JPMCB Intermediate Bond Fund	38,525,197	—	—
JPMCB Liquidity Fund	2,736,032	—	—
Wrap contracts	—	—	2,383,894
Vanguard Retirement Savings Trust	19,579,747	—	(423,278)
Vanguard Prime Money Market Fund	787,317	—	—
U.S. Treasury Notes	141,484	—	—

Total CommScope Stable Value Fund	61,769,777	—	1,960,616

Participant-directed brokerage accounts	5,493,760	—	—
CommScope Stock Fund	54,957,018	—	—
Participant loans	15,398,103	—	—

Total investments, at fair value	$493,846,792	$—	$1,960,616

	2008
	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Mutual funds	$271,797,670	$—	$—
CommScope Stable Value Fund:
JPMCB Intermediate Bond Fund	36,828,471	—	—
JPMCB Liquidity Fund	6,091,396	—	—
Wrap contracts	—	54,647	5,017,802
Vanguard Retirement Savings Trust	20,621,449	—	269,589
U.S. Treasury Notes	199,491	—	—

Total CommScope Stable Value Fund	63,740,807	54,647	5,287,391

Participant-directed brokerage accounts	8,777,537	—	—
CommScope Stock Fund	23,538,571	—	—
Participant loans	17,725,313	—	—

Total investments, at fair value	$385,579,898	$54,647	$5,287,391

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2009 and 2008 are as follows:

	2009		2008

Vanguard 500 Index Fund Investor Shares	$72,331,989		$58,193,238
CommScope Stock Fund	54,957,018		23,538,571
Vanguard Wellington Fund Investor Shares	43,381,302		36,430,390
JPMCB Intermediate Bond Fund	38,525,197		36,828,471
American Funds EuroPacific Growth Class R-5	37,924,323		21,575,393
PIMCO Total Return Fund; Institutional Class	33,785,678		29,753,711
Vanguard Federal Money Market Fund	(a	)	19,596,040
Vanguard Retirement Savings Trust	(a	)	20,621,449

(a)	Investment did not represent 5% or more of Plan net assets available for benefits at fair value at

December 31, 2009.

The Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as investments held during the year) as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$62,262,156	$(53,326,638)
CommScope Stable Value Fund	1,544,849	—
Participant-directed brokerage accounts	2,393,928	—
CommScope Stock Fund	29,066,264	(30,637,855)

	$95,267,197	$(83,964,493)

4.	INVESTMENT CONTRACTS

The CommScope Stable Value Fund holds fully benefit-responsive wrap contracts issued by third parties. These accounts are credited with interest as specified in the contracts and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, in certain circumstances, the amount withdrawn from the wrap contract is payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan or the Plan’s election to withdraw from a wrap contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The credit ratings for the issuers of the wrap contracts range from A+ to AA. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently, if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio and the duration of the index, but cannot be less than zero.

The average yields of the wrap contracts for the year ended December 31, 2009 are as follows:

Based on actual earnings	4.05%
Based on interest rate credited to participants	2.32%

5.	FAIR VALUE OF INVESTMENTS

Fair value measurements using quoted prices in active markets for identical assets fall within Level 1 of the fair value hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

See the section titled “Investment Valuation” in Note 2 for a discussion of the inputs and assumptions used to determine the fair value of the Plan’s investments.

The following table presents the Plan’s investments that are measured at fair value at December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Mutual funds	$356,228,134	$—	$—	$356,228,134
CommScope Stable Value Fund	—	61,769,777	—	61,769,777
Participant-directed brokerage accounts	5,493,760	—	—	5,493,760
CommScope Stock Fund	54,957,018	—	—	54,957,018
Participant loans	—	—	15,398,103	15,398,103

Total investments, at fair value	$416,678,912	$61,769,777	$15,398,103	$493,846,792

The following table presents the Plan’s investments that are measured at fair value at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Mutual funds	$271,797,670	$—	$—	$271,797,670
CommScope Stable Value Fund	—	63,740,807	54,647	63,795,454
Participant-directed brokerage accounts	8,777,537	—	—	8,777,537
CommScope Stock Fund	23,538,571	—	—	23,538,571
Participant loans	—	—	17,725,313	17,725,313

Total investments, at fair value	$304,113,778	$63,740,807	$17,779,960	$385,634,545

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Stable Value Fund Wrap Contracts	Participant Loans
Balance, beginning of year	$54,647	$17,725,313
Purchases, sales, issuances and settlements, net	(54,647)	(2,327,210)

Balance, end of year	$—	$15,398,103

The following table summarizes the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Stable Value Fund Wrap Contracts	Participant Loans
Balance, beginning of year	$—	$9,679,777
Transfer from Andrew Plan	54,647	7,499,034
Purchases, sales, issuances and settlements, net	—	546,502

Balance, end of year	$54,647	$17,725,313

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held common stock of CommScope, Inc. with a cost basis of $45,671,477 and $35,097,913, respectively. During the years ended December 31, 2009 and 2008, the Plan recognized no dividend income related to CommScope, Inc. common stock.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$496,734,765	$393,755,123
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(1,960,616)	(5,287,391)

Net assets per the Form 5500	$494,774,149	$388,467,732

The following is a reconciliation of the transfer from the Andrew Plan per the financial statements to transfers of assets to this plan per the Form 5500 for the year ended December 31, 2008:

Total transfer from Andrew Plan per the financial statements	$210,571,133
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(5,017,802)

Total transfers of assets to this plan per the Form 5500	$205,553,331

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Total additions per the financial statements	$143,635,974	$157,649,523
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	3,326,775	(397,449)
Transfer from Andrew Plan	—	(210,571,133)

Total income per the Form 5500	$146,962,749	$(53,319,059)

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on August 20, 2008, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax and therefore, the Plan and related trust continue to be tax-exempt.

******

SUPPLEMENTAL SCHEDULE

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Vanguard Retirement Savings Trust	Common Trust Fund	**	$19,579,747
*	Vanguard Prime Money Market Fund	Mutual Fund	**	787,317
	JPMCB Liquidity Fund	Commingled Fund	**	2,736,032
	JPMCB Intermediate Bond Fund	Commingled Fund	**	38,525,197
	U.S. Treasury Notes	2.000%, 02/28/10	**	15,043
	U.S. Treasury Notes	2.125%, 04/30/10	**	10,064
	U.S. Treasury Notes	2.625%, 05/31/10	**	10,099
	U.S. Treasury Notes	2.375%, 08/31/10	**	45,596
	U.S. Treasury Notes	2.000%, 09/30/10	**	50,594
	U.S. Treasury Notes	1.500%, 10/31/10	**	10,088
	State Street Bank Wrapped Bond	Contract #SSB107054	**	—
	Natixis Financial Products Wrapped Bond	Contract #IXIS196901	**	—
	Aegon Institutional Markets Wrapped Bond	Contract #MDA00796TR	**	—

	Total CommScope Stable Value Fund			61,769,777

	American Century Small Cap Value Fund; Institutional Class	Mutual Fund	**	5,035,778
	American Funds EuroPacific Growth Class R-5	Mutual Fund	**	37,924,323
	American Funds Growth Fund of America (R5)	Mutual Fund	**	20,518,925
	American Funds, Inc: Artisan Mid Cap Fund; Investor Shares	Mutual Fund	**	10,279,651
	Dodge & Cox Stock Fund	Mutual Fund	**	19,125,660
	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	33,785,678
	RS Value Fund; Class A	Mutual Fund	**	8,040,762
*	Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund	**	19,801,455
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund	**	4,247,701
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	**	43,381,302
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	**	72,331,989
*	Vanguard Prime Money Market Fund	Mutual Fund	**	21,633,648
*	Vanguard Explorer Fund	Mutual Fund	**	9,767,222
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	18,703,013
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	330,855
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,694,119
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	5,509,714
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	5,563,397
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	5,054,920
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	4,892,500
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	3,294,346
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	2,587,047
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	995,900
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	146,517
*	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,581,712

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

*	Vanguard Brokerage Option	Participant-directed Brokerage Accounts	**	5,493,760
*	CommScope Stock Fund	CommScope Stock Fund	**	54,957,018
*	Participant Loans	Participant Loans (maturing 2010 to 2038 at interest rates ranging from 4% to 13%)	**	15,398,103

	Total investments			$493,846,792

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. Retirement Savings Plan

June 10, 2010	/s/ BARRY D. GRAHAM
Date	Barry D. Graham Treasurer, CommScope, Inc. Member, Administrative Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.